UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Amendment No. 3
to
SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 BANCO SANTANDER (BRASIL) S.A.
(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.
(Name of Filing Person (Offeror))

 Common Share, without par value
Preferred Share, without par value
Unit (each of which represents one Common Share and one Preferred Share)
American Depositary Share (each of which represents one Unit)
(Title of Class of Securities)

BRBMBRACNOR0 (Common Shares)
BRBMBRACNPR7 (Preferred Shares)
BRSANBCDAM13 (Units Representing Common Shares and Preferred Shares)

(ISIN of Class of Securities)
05967A107 (American Depositary Shares Representing Units)
(CUSIP Number of Class of Securities)

Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
Attn: James H. Bathon, Legal Counsel
Telephone: (212) 350-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

 With copies to:

Nicholas A. Kronfeld Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
US$5,091,591,580.80	US$655,797.00

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the market value of common shares of Banco Santander (Brasil) S.A. (“Santander Brasil”), preferred shares of Santander Brasil, American Depositary Shares representing units of Santander Brasil, and units of Santander Brasil, which in turn represent Santander Brasil common shares and Santander Brasil preferred shares, to be received by Banco Santander, S.A. (“Santander Spain”) in exchange for the maximum number of ordinary shares of Santander Spain (“Santander Spain ordinary shares”) to be offered and sold pursuant to the U.S. exchange offer, the maximum number of Santander Spain ordinary shares to be offered and sold to U.S. persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the separate exchange offer to be made in Brazil, and a portion of the Santander Spain ordinary shares that are to be offered and sold to holders of Santander Brasil units, Santander Brasil common shares and Santander Brasil preferred shares that are not located in the United States or are not U.S. persons pursuant to the exemption provided by Regulation S under the Securities Act that may be resold from time to time in the United States or to U.S. persons, based on the market value of Santander Brasil common shares, Santander Brasil preferred shares, Santander Brasil units, and Santander Brasil ADSs calculated by taking the average of the high and low prices of Santander Brasil common shares, Santander Brasil preferred shares and Santander Brasil units as reported on the Bovespa on August 21, 2014, converted into U.S. dollars based on an exchange rate of Brazilian reais 2.2582 per U.S.$1.00, the selling exchange rate reported by the Central Bank of Brazil on August 21, 2014, and the average of the high and low prices of the Santander Brasil ADSs as reported on the New York Stock Exchange on August 21, 2014.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by .00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$680,654	Filing Party:	Banco Santander, S.A.
Form of Registration No.	333-196887	Date Filed:	June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 25, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”). The Schedule TO relates to the offer by Santander Spain to acquire (x) all of the American Depositary Shares (“Santander Brasil ADSs”) representing units (“Santander Brasil units”) of Banco Santander (Brasil) S.A. (“Santander Brasil”) (each of which in turn represents one preferred share, without par value of Santander Brasil (“Santander Brasil preferred shares”) and one common share, without par value of Santander Brasil (“Santander Brasil common shares” and, together with the Santander Brasil preferred shares, “Santander Brasil shares”)) and (y) Santander Brasil units, Santander Brasil preferred shares and Santander Brasil common shares held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended ((x) and (y) together, “Santander Brasil securities”), in each case other than any Santander Brasil securities owned directly or indirectly by Santander Spain, on the terms and subject to the conditions set forth in this document, the offer to exchange/prospectus dated September 18, 2014 (the “Offer to Exchange/Prospectus”), as amended and supplemented by the Prospectus Supplement dated October 16, 2014 (the “Supplemental Prospectus”) and the related letters of transmittal (the “Letters of Transmittal” together with the Schedule TO, the Offer to Exchange/Prospectus and the Supplemental Prospectus, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). After Santander Spain accepts for exchange the Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs validly tendered into, and not withdrawn from, the exchange offer, at the settlement of the exchange offer holders of Santander Brasil shares, Santander Brasil units and Santander Brasil ADSs acquired in the exchange offer will receive 0.3576 of an ordinary share of Santander Spain (“Santander Spain ordinary share”) for each Santander Brasil share and 0.7152 of a Santander Spain ordinary share for each Santander Brasil unit or Santander Brasil ADS so acquired in the form of American Depositary Shares representing Santander Spain ordinary shares. The Offer to Exchange/Prospectus forms a part of Santander Spain’s Registration Statement on Form F-4 (Reg. No. 333-196887) filed with the Securities and Exchange Commission on June 18, 2014, as amended on July 24, 2014, August 18, 2014, August 29, 2014, September 8, 2014, September 15, 2014 and September 17, 2014 (the “Registration Statement”). The Registration Statement became effective on September 18, 2014. The exchange offer commenced on September 18, 2014.  Pursuant to a separate exchange offer to be made by Santander Spain in Brazil (the “Brazilian exchange offer,” and together with the exchange offer, the “exchange offers”), Brazilian Depositary Shares (“Santander Spain BDSs”) representing Santander Spain ordinary shares will be offered and sold pursuant to the Registration Statement to U.S. holders of Santander Brasil units and Santander Brasil shares, in each case to the extent such Santander Brasil units and Santander Brasil shares are tendered into the Brazilian exchange offer through the auction to be conducted on the BM&FBOVESPA, the Brazilian stock exchange, and are acquired pursuant to the Brazilian exchange offer.

Items 1 to 11

Items 1 to 11 of the Schedule TO are hereby amended and supplemented as follows:

At 5:00 p.m. Eastern time (7:00 p.m. São Paulo time) on October 30, 2014, the initial offering period for the U.S. exchange offer expired as scheduled.  As of the expiration of the initial offering period, a total of 357,537,048 Santander Brasil ADSs, 160,290,654 Santander Brasil units, 379,108 Santander Brasil common shares and 1,261,536 Santander Brasil preferred shares, representing in the aggregate approximately 13.65% of Santander Brasil’s share capital, were validly tendered in the  exchange offers.  All conditions to the exchange offers having been satisfied, Santander Spain accepted for payment, and expects to pay for, all Santander Brasil securities properly tendered and not validly withdrawn pursuant to the exchange offers.  As a result, Banco Santander’s shareholding in Santander Brasil will increase to approximately 88.30% of its share capital.

The percentage of Santander Brasil securities tendered is below the threshold described in the Offer to Exchange/Prospectus dated September 18, 2014 and the other offering documents published in Brazil that would have triggered the right under Brazilian law of holders of Santander Brasil securities that were not tendered during the initial offering period to sell such securities to Santander Spain during a 3-month subsequent offering period at the same exchange ratios. Therefore, no subsequent offering period will be provided.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(K)
Press Release issued by Santander Spain on October 31, 2014, announcing the results of the initial offering period (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on October 31, 2014).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ José Manuel de Araluce
	Name:	José Manuel de Araluce
	Title:	Global Head of Compliance

Date: October 31, 2014